November 8, 2024

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp.
1300 Pennsylvania Ave NW, Suite 700
Washington, DC 20004

Dinakar Munagala
Chief Executive Officer
Blaize, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: BurTech Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed on October 30, 2024
           File No. 333-280889
Dear Shahal Khan and Dinakar Munagala:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2024 letter.

Amendment No. 3 to Form S-4 filed on October 30, 2024
General

1. We note the disclosures added on page 142 regarding the engagements of Jefferies and KeyBanc to serve as "strategic advisors" in connection with the business combination and that their fees are payable upon closing of the transaction . Please revise to explain in greater detail the nature of services each has rendered and will
 November 8, 2024
Page 2

       render in its engagement as "strategic advisor." File the related agreements as exhibits.
Risk Factors
If we do not complete a business combination within 36-month of our initial public offering, our securities will be suspended from trading a, page 79

2. We note your risk factor on pg. 79 regarding the risk of delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM
       5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to disclose the consequences of any such suspension or delisting, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange and any potential impact on your ability to complete an initial business combination.
Material U.S. Federal Income Tax Considerations for BurTech, Holders of BurTech Class A
Common Stock and Holders of New Blaize Common Stock, page 178

3. We note that you have provided a "form of" tax opinion as exhibit 8.1. Please file the actual tax opinion, not merely the form. Additionally, we note your disclosure throughout the registration statement that "Latham & Watkins LLP intends to deliver an opinion to the effect that... the Merger should qualify as a "reorganization" within the meaning of Section 368 (a) of the Code." Please update this disclosure throughout the registration statement that Latham & Watkins is delivering a tax opinion.
Security Ownership of Certain Beneficial Owners and Management, page 303

4. We note your response to our comment 21 in our September 24, 2024 comment letter.
       Please revise to identify the natural persons who have or share voting and/or dispositive powers over the shares held by each entity listed in each table.
       Please contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Rajiv Khanna
      Ryan Lynch